February 4, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Celeste Murphy, Legal Branch Chief
Jonathan Groff, Staff Attorney

Re:	Superconductor Technologies Inc.

Revised Preliminary Proxy Statement filed on Schedule 14A

Filed February 4, 2013

File No. 000-21074

Ladies and Gentlemen:

On behalf of Superconductor Technologies Inc., a Delaware corporation (the “Company”), we are providing in this letter the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. William J. Buchanan of the Company, dated January 30, 2013 (the “Commission’s Letter”). For convenience of reference, the Staff’s comments contained in the Commission’s Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

Proposal 1, page 3

1.	We note that shareholders will receive cash in exchange for fractional shares. Please disclose whether the reverse stock split is an initial step in a going private transaction.

As discussed with the Staff, the Company confirms that it has no current plans to conduct a going private transaction. The reverse split proposal is being included in the proxy materials principally in connection with maintaining the Company’s continued listing on NASDAQ.

2.	Please revise your proxy to discuss the potential negative effects of the reverse stock split to shareholders including dilution and anti-takeover impacts.

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626-1924 Telephone: 714.371.2500 Fax: 714.371.2550

Albany   |   Los Angeles   |   New York   |   Orange County   |   Palo Alto   |   Sacramento   |   San Francisco   |   Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

February 4, 2013

In response to the Staff’s comment, we have included additional disclosure on the effects of the reverse stock split. Please see page 5 of the revised preliminary proxy statement.

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Additionally, per your request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 714-338-2710.

Very truly yours,

/s/ Matthew O’Loughlin

Matthew O’Loughlin

cc:	Jeff Quiram

Bill Buchanan

Ben Orlanski, Esq.